

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
John C. Richels
Chief Executive Officer
New Public Rangers, L.L.C.
2501 Cedar Springs Rd.
Dallas, Texas 75201

> **Re: New Public Rangers, L.L.C.**
> **Registration Statement on Form S-4**
> **Filed November 20, 2013**
> **File No. 333-192419**

Dear Mr. Richels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal opinion, tax opinions and forms of proxy cards as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

2   Please ensure that you have resolved all comments on Devon Energy's annual report on Form 10-K and related Exchange Act reports prior to requesting acceleration of this registration statement.

Question and Answers About the Transaction, page 1

Q: What are the expected U.S. federal income tax consequences . . . page 4

3.   We note your statements that "no gain or loss will be recognized by Crosstex stockholders as a result of the mergers, except to the extent of the cash portion of the Crosstex Merger Consideration received by them in the Crosstex merger. A Crosstex stockholder will not recognize loss in the Crosstex merger." We also note your statements on page 21, including the statements that "[t]he U.S. federal income tax consequences of the Crosstex merger to a Crosstex stockholder will depend on such stockholder's own personal tax situation" and that the described "U.S. federal income tax consequences…may not apply to some stockholders of Crosstex." Please revise your disclosure in this section to include similar clarifying statements.

Prospectus Summary, page 9

4.   We note that the merger consideration includes both equity and cash components. If material, please discuss the financing of the merger consideration in an appropriate place in your prospectus summary.

5.   We note your risk factor on page 35 that "[t]he Closing will trigger an event of default under the Partnership's credit facility and a mandatory repurchase offer under the indenture governing the Partnership's 8.875% senior notes due 2018 (the "2018 Notes") and, in certain circumstances, the Partnership's 7.125% senior notes due 2022." Please include this disclosure, along with any related consequences, in an appropriate place in your prospectus summary.

Opinion of Crosstex's Financial Advisor, page 14

Opinion of the Financial Advisor to Crosstex Special Committee, page 15

6.   We note your statements on pages 15-16, 87 and 102 that "Citi's opinion should not be construed as creating any fiduciary duty on Citi's part to any party" and "Evercore's opinion should not be construed as creating any fiduciary duty on Evercore's part to any party." Please explain any potential sources of fiduciary duty and the parties to whom such duties may be owed, such that such disclaimers of fiduciary duty would be appropriate.

Selected Combined Historical Financial Data of Devon Midstream Holdings, L.P. Predecessor, page 22

7.   Please provide a reconciliation of "Operating margin" to the most directly comparable GAAP-basis measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Risk Factors, page 30

8.   Please include a risk factor discussing the risks associated with threats to your cyber-security. In this regard, we note your disclosure that "a significant cyber-attack could have a material effect on Midstream Holdings' operations and those of Midstream Holdings' customers."

Opinion of Crosstex's Financial Advisor, page 86

9.   Please briefly describe the method by which Citi was selected as Crosstex's financial advisor, as well as any compensation received or to be received as a result of the relationship between Citi, the Partnership, Devon or their respective affiliates, unrelated to the proposed transaction, during the past two years. Please see Items 1015(b)(3) and (4) of Regulation M-A.

Opinion of the Financial Advisor to the Crosstex Special Committee, page 102

10.   Please briefly describe the method by which Evercore was selected as the financial advisor to the Crosstex special committee. Please see Item 1015(b)(3) of Regulation M-A.

Representations and Warranties, page 160

11.   We note your statement that "[s]tockholders are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties (or covenants) or any descriptions thereof as characterizations of the actual state of facts or condition of Crosstex, the Partnership, the Devon Parties or their respective subsidiaries or affiliates." Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of such a disclaimer, you are responsible for considering whether additional specific discourse of material information regarding material contractual provisions is required to make the statements in your filing not misleading.

Unaudited Pro Forma Consolidated Balance Sheet, page 179

12.   Please revise the cash pro forma adjustments to depict cash on a gross basis rather than a net basis as disclosed in paragraph (c) on page 185.

13.   Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Refer to SAB Topic 4:F.

Unaudited Pro Forma Consolidated Statement of Operations, page 180

14.   Please expand your disclosure to provide a footnote which clearly explains the assumptions used to calculate pro forma basic and diluted per share data together with the number of shares used to compute such per share data. For the issuance of securities attributable to the merger, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares assumed to be issued had the merger taken place at the beginning of January 1, 2012. Refer to Rule 11-02(b)(7) of Regulation S-X.

15.   Please tell us your basis for presenting Crosstex's historical EPS in the pro forma statement of operations for the nine months ended September 30, 2013 and December 31, 2013, respectively. Refer to Rule 11-02(b)(7) of Regulation S-X.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 182

3. Pro Forma Adjustments and Assumptions, page 182

16.   It appears that change in the total purchase price assuming a 20% decrease or increase in the trading price of Crosstex common shares described in Note 3(b) would change the total purchase price by approximately $303.1 rather than $258.1. Please revise or advise.

17.   The pro forma adjustment in Note 3(e) regarding the elimination of the Predecessor's $192.8 million corporate federal deferred income tax liabilities does not agree to the adjustment for change in Predecessor tax status disclosed in the table on page 183. Please revise or advise.

18.   Please include the commercial agreements that will be entered into concurrently with the closing and referred to in Note 3(g) as exhibits pursuant to Item 601 of Regulation S-K.

19.   Please explain to us why the Partnership's monthly product purchases associated with an onerous performance obligation, as disclosed in Note 3(h), are eliminated and directly related to the merger. We note your fair value adjustment to recognize a liability for this performance obligation.

20.   Please revise Note 3(i) to disclose the expected useful lives and amortization periods related to the pro forma adjustments for property plant and equipment and customer relationships. In addition, please advise us of the estimated useful lives prior to giving effect to purchase accounting and the estimated longer useful lives used to determine fair value, the amount of the adjustment related to the step-up in basis and the amount related to increasing the estimated useful lives.

21.   We note the pro forma adjustment in Note 3(j) that eliminates Crosstex's impairment charge. In this regard, please explain to us why you believe the elimination of the impairment charge is directly attributable to the merger and would not have been recognized based on the estimated fair values used for purchase accounting. Refer to Rule 11-02(b)(6) of Regulation S-X.

22.   We note the pro forma adjustment in Note 3(k) that eliminates the Partnership's historical amortization expense associated with capitalized debt issuance cost. Please clarify how elimination of your historical amortization expense is directly attributable to the merger.

23.   Please expand Note 3(m) to show how you determined the income attributable to the non-controlling interests and New Public Rangers.

Where You Can Find More Information, page 226

24.   You may wish to revise this section to state that all filings filed by Crosstex pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and after the date of the prospectus and until the termination of the offering, shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, available on our website.

Annex A, Information Concerning Devon Midstream Holdings, L.P.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page A-25

Results of the Predecessor's Operations, page A-29

25.   We note your presentation of Operating margin here in the table and in your discussions comparing interim and annual results of operations. Please revise your table and discussions to include with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Item 22. Undertakings, page II-3

26.   Please provide the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3565 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Lande Spottswood, Esq.